Delisting Determination,The Nasdaq Stock Market, LLC,
August 27, 2015, Blue Bird Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of Blue Bird Corporation.
(the Company), effective at the opening of the trading session on September 8, 2015. Based on review of information provided by the Company, Nasdaq Staff determined that the warrant no longer qualified for listing on the Exchange pursuant to Listing Rule 5560(a). The Company was notified of the Staffs determination on February 4, 2015. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated April 2, 2015, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the toal of regaining compliance with Listing Rules 5560(a) and 5550(a)(3). However, the Company was unable to meet the exception milestones for the warrant as required. On May 26, 2015, the Panel issued a final delisting determination and notified the Company that trading in the Companys warrant would be suspended on June 2, 2015.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panels Determination to delist the Companys warrant became final on July 17, 2015.